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                             February 16, 2024

       Duane Holloway
       General Counsel
       United States Steel Corporation
       600 Grant Street
       Pittsburgh, PA 15219

                                                        Re: United States Steel
Corporation
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 24,
2024
                                                            File No. 001-16811

       Dear Duane Holloway:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Background of the Merger, page 32

   1. Please revise your disclosure to provide more detail regarding the parties in attendance at, and the
topics discussed during, each meeting with NSC, Company A,
                                                        Consortium B, Company C
and Company D. Additionally, please revise, as applicable, to discuss the relevant
positions of each party at each meeting and how these discussions influenced your
understanding of each offer. As one example only, expand your discussion of the
December 8 meeting with Company D to disclose in greater detail the potential transaction
synergies discussed, including quantitative disclosure as applicable.
   2. We note your disclosure that the "Company D Final Proposal also indicated its estimate of
                                                        $6.50 per share of USS
common stock in potential synergy value for USS stockholders."
                                                        Please revise to
discuss the conclusions the board made with respect to the potential synergies with Company
D, quantifying where applicable, and how the board
                                                        ultimately decided
NSC's offer was superior to Company D's offer.
 Duane Holloway
FirstName  LastNameDuane    Holloway
United States Steel Corporation
Comapany16,
February   NameUnited
             2024       States Steel Corporation
February
Page 2 16, 2024 Page 2
FirstName LastName
3. With respect to Milbank's opinion that the parties to the potential transaction with
         Company D would need to divest assets generating up to $7 billion or more in revenues of the combined company, please provide greater disclosure regarding how the USS board considered this amount in its deliberations. Additionally, expand your discussion to disclose any meetings with Company D related to antitrust matters.
4. We note that on December 16 and 17, 2023, representatives of Milbank and Wachtell continued to negotiate merger agreements with legal counsel for NSC and legal counsel for Company D. We further note that shortly after the December 17 discussion with NSC regarding CFIUS clearance, USS held a special meeting of its Board to discuss the NSC proposal. Please clarify whether the Board held similar discussions with respect to the
         Company D proposal after December 16.
5. We note the disclosure of your December 2023 Projections. Please revise this section to further discuss the material assumptions underlying the projections and the limitations of those projections, including, as applicable, assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors. Please revise to describe such assumptions with specificity and quantify where practicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Anne Parker at 202-551-3611 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing